Exhibit 8.2

[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]

July 31, 2001

Del Webb Corporation
6001 N. 24th Street
Phoenix, AZ 85016-2021

Ladies and Gentlemen:

      We have acted as your special counsel in connection with the Plan and Agreement of Merger dated as of April 30, 2001 (the “Agreement”), among Pulte Homes, Inc., a Michigan corporation (“Parent”), Pulte Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Sub”), and Del Webb Corporation, a Delaware corporation (the “Company”). This tax opinion is being delivered pursuant to Section 5.1(i) of the Agreement. All capitalized terms used herein, unless otherwise specified herein, shall have the meanings ascribed to them in the Agreement.

      In rendering the opinion set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of (i) the Agreement, (ii) the Registration Statement on Form S-4 (File No. 333-62518) filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2001, as amended (the “Registration Statement”), and (iii) such other documents, certificates, and records as we have deemed necessary or appropriate as a basis for the opinion set forth herein. We have assumed that the Merger will be consummated in accordance with the Agreement.

      For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such latter documents. We have assumed that the Agreement and such other documents, certificates, and records are duly authorized, valid, and enforceable.

      In rendering our opinion, we have relied upon statements and representations of officers and other representatives of Parent, Sub, and the Company, and we have assumed that such statements and representations are and will continue to be correct without regard to any qualification as to knowledge or belief.

      Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions, published positions of the Internal Revenue Service, and such other authorities as we have considered relevant, all as in effect on the date of this opinion and all of which are subject to change or differing interpretations (possibly with retroactive effect). A change in the authorities upon which our opinion is based could affect the conclusions expressed herein. There can be no assurance, moreover, that our opinion will be accepted by the Internal Revenue Service or, if challenged, by a court.

      Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes, the Merger will constitute a “reorganization” within the meaning of section 368(a) of the Code.

      Except as set forth above, we express no other opinion to any party as to any consequences of the Merger or any transactions related thereto. We are furnishing this opinion to you solely in connection with the Merger, and it is not to be used, relied upon, circulated, quoted or otherwise referred to by any other person for any purpose without our prior written consent. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of subsequent changes relating to matters considered herein or of any subsequent changes in applicable law.

      We hereby consent to the filing of this opinion as Exhibit 8.2 to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent in required under Section 7 of the Securities Act, or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP